Exhibit 12.1

CHS Inc.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended November 30,	Years Ended August 31,
(Dollars in thousands)	2015	2015	2014	2013	2012	2011

EARNINGS:

Income from continuing operations before income taxes	$289,855	$768,168	$1,131,303	$1,085,994	$1,416,571	$1,147,656

ADD:
Fixed charges, as shown below	28,550	119,266	107,737	128,039	125,589	111,729
Amortization of capitalized interest	1,056	4,696	3,663	3,547	3,304	3,604
Distributions from equity investments	22,991	80,917	79,685	62,761	75,468	137,766
Investments redeemed - equity investees, cooperatives and other	470	19,927	138,485	13,021	10,409	8,980

SUBTRACT:
Equity in income of investees	(31,362)	(107,850)	(107,446)	(97,350)	(102,389)	(131,414)
Noncash patronage dividends received	(891)	(13,035)	(16,452)	(16,644)	(10,461)	(9,697)
Interest capitalized	(13,659)	(57,303)	(8,528)	(10,579)	(8,881)	(5,487)
EARNINGS AS ADJUSTED	$297,010	$814,786	$1,328,447	$1,168,789	$1,509,610	$1,263,137

FIXED CHARGES:
Interest	$22,710	$93,152	$84,925	$104,403	$99,130	$87,222
Amortization of debt costs	1,673	7,214	7,012	9,770	12,692	11,762
Appropriate portion (1/3) of rent expense	4,167	18,900	15,800	13,866	13,767	12,745
TOTAL FIXED CHARGES	28,550	119,266	107,737	128,039	125,589	111,729

PREFERRED DIVIDEND FACTOR:	44,118	143,428	67,239	26,766	26,028	26,534

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$72,668	$262,694	$174,976	$154,805	$151,617	$138,263

RATIO	4.1	3.1	7.6	7.6	10.0	9.1

*                                 Interest costs of $34.8 million $70.8 million $149.1 million and $113.2 million for the years ended August 31, 2015, 2014, 2013 and 2012 respectively, associated with our commitment to purchase the CHS McPherson noncontrolling interests, were excluded from interest expense for purposes of computing the ratio of earnings to fixed charges and preferred dividends.

**                          1/3 of rent expense is a reasonable approximation of the interest factor.